Exhibit 99.1


Mr. Meyers is a principal of Seaport Capital
Partners. Mr. Meyers disclaims ownership of all securities reported herein in excess of his pecuniary interests, if any, and this report shall not be deemed an admission that he is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.